May 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Healthy Extracts Inc.

Registration Statement on Form S-1

File No. 333-269676

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Healthy Extracts, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-269676), together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was filed with the Commission on February 10, 2023 and was not declared effective.

Consistent with the public interest and the protection of investors contemplated by paragraph (a) of Rule 477 of the Securities Act, the Company is withdrawing this Registration Statement in response to communications with the Commission’s staff. The Company’s independent auditor, BF Borgers CPA PC was permanently suspended from appearing and practicing before the Commission. The Company intends to file a new registration statement on Form S-1 to replace the Registration Statement, and uplist its common stock to a national exchange. The Company confirms that no securities were sold in connection with the offering.

The Company further requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

If you have any questions regarding this matter, please contact the Company’s counsel, Brian A. Lebrecht of Clyde Snow & Sessions, P.C., at (801) 433-2453.

Very truly yours,

/s/ Kevin “Duke” Pitts

Kevin “Duke” Pitts

President

Healthy Extracts, Inc.